SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                       INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                ---------------


                            ESSENTIAL REALITY, INC.
                 ----------------------------------------------
                           (Name of Subject Company)


                    Common Stock, $.001, par value per share
                   -----------------------------------------
                         (Title of Class of Securities)


                                   29669B106
               -------------------------------------------------
                     (CUSIP Number of Class of Securities)


                                   Jay Gelman
                               15-15 132nd Street
                         College Point, New York 11356
                                 (718)747-1500
    -----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                ---------------

                                With a copy to:

                            Adam S. Gottbetter, Esq.
                            Louis Cammarosano, Esq.
                           Gottbetter & Partners, LLP
                         488 Madison Avenue, 12th Floor
                               New York, NY 10021
                                 (212) 400-6900

                             ESSENTIAL REALITY, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER



GENERAL

      This Information Statement is being delivered on or about August 16, 2004 to the holders of shares of the common stock, par value $.001 per share (the "Common Stock") of Essential Reality, Inc., a Nevada corporation (the "Company") as of July 21, 2004.

      Pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of June 17, 2004, with Messrs. Jay Gelman, Andre Muller and Francis Vegliante, the shareholders (the "Shareholders") of AllianceCorner Distributors, Inc. ("Alliance"), a privately held wholesale distributor of interactive video games, including software, hardware and accessories, the Company agreed to acquire all the outstanding capital stock of Alliance. The transactions contemplated by the Exchange Agreement closed on June 29, 2004.

      The Company issued 1,551,314 shares of its Series B Convertible Non Redeemable Preferred Stock par value $.001 (the "Series B Preferred Shares") to the Shareholders as consideration and in exchange for all of Alliance's outstanding capital stock, as a result of which the Company now wholly owns Alliance. The consideration in connection with the Exchange Agreement was determined as a result of arms' length negotiations between the Shareholders and the Company.

      In addition, in connection with the closing of the Exchange Agreement the Company received $2,884,171 in net proceeds from the sale of its Series A 6% Convertible Non Redeemable Preferred Stock par value $.001 (the "Series A Preferred Shares") in a private placement (the "Offering"). The Company also obtained debt conversion agreements from all its outstanding note holders such that all outstanding debt of the Company was extinguished either through the conversion of such debt into Series A Preferred Shares or through cash payments.

      In connection with the Offering the Company retained Sunrise Securities Corp. as placement agent (the "Placement Agent") in connection with the Offering. The Placement Agent received (a) a $8,500 retainer fee; and (b) a commission consisting of 108,146 shares of Series A Preferred Shares and warrants to purchase 68,820,224 shares of common stock an exercise price of $.005 per share on a pre-reverse split basis. The prospective reverse split is described below.

      The Shareholders have agreed to vote their shares of the Company's common stock that they are entitled to vote in favor of (i) authorizing an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock of the Company from 50,000,000 to 4,400,000,000 (an amount sufficient to enable the conversion of all the Series A and Series B Preferred Shares into shares of common stock of the Company) and (ii) a reverse stock split of the Company's common stock of one share for forty-four shares outstanding immediately following the increase in authorized shares of the Company's common stock from 50,000,000 to 4,400,000,000 and the conversion of the Series A and Series B Preferred Shares.

      Pursuant to the Exchange Agreement, after closing of the Exchange Agreement, the Company's Board of Directors (the "Board") consists of five members, one of which was a nominee of the Company, such nominee being Humbert
B. Powell III and four whom were to be appointed by the shareholders of Alliance. Upon the closing of the Exchange Agreement, all of the then current officers and directors of the Company, other than Humbert B. Powell III resigned from the Board. Humbert B. Powell III appointed three Alliance designees to the Board, such nominees being Jay Gelman, Andre Muller and Thomas Vitiello.

      The appointments of Messrs. Gelman, Muller and Vitiello will take effect ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.     VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

      On July 13 2004, there were (a) 22,000,000 shares of our common stock issued and outstanding; (b) 1,685,115 shares of Series A 6% Convertible Non Redeemable Preferred Stock par value $.001 (the "Series A Preferred Shares") issues and outstanding; and (c) 1,551,314 shares of Series B Convertible Non Redeemable Preferred Stock par value $.001 (the "Series B Preferred Shares") issued and outstanding. The Series A Preferred Shares and the Series B Preferred Shares are convertible into 1,179,580,200 and 1,085,919,800 shares of common stock on a pre split basis, respectively. The Series A Preferred Shares and the Series B Preferred Shares are convertible into 26,808,649 and 24,679,995 shares of common stock on a post split basis (as described below in section 3), respectively.

      Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Each share of Series A Preferred Stock and each share of Series B Preferred Stock is entitled to
15.91 votes on a post-split basis, and votes as one class with the common stock.

2.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information concerning ownership of the Company's common stock on a post-split, post conversion basis as of June 29, 2004, by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of our common stock on a post-split, post conversion basis, (ii) each director, and (iii) all of our directors and executive officers as a group.


                 NAME AND ADDRESS                         AMOUNT AND NATURE         PERCENT
                OF BENEFICIAL OWNER                    OF BENEFICIAL OWNERSHIP      OF CLASS
---------------------------------------------------- ----------------------------- -----------
Jay Gelman                                                 8,226,665 (1)(2)          15.91%
15-15 132nd Street College Point, NY 11356 (4)
---------------------------------------------------- ----------------------------- -----------
Andre Muller                                                8,226,665 (1)            15.91%
15-15 132nd Street College Point, NY 11356
---------------------------------------------------- ----------------------------- -----------
Francis Vegliante                                           8,226,665 (1)            15.91%
15-15 132nd Street College Point, NY 11356
---------------------------------------------------- ----------------------------- -----------
Humbert B. Powell III                                           22,727                 *
527 Madison Avenue, NY, NY 10022
---------------------------------------------------- ----------------------------- -----------
Thomas Vitiello                                                  None                 None
15-15 132nd Street College Point, NY 11356
---------------------------------------------------- ----------------------------- -----------
George A. Mellides                                              5,682                  *
15-15 132nd Street College Point, NY 11356
---------------------------------------------------- ----------------------------- -----------
All directors and officers as a group                            64%
---------------------------------------------------- ----------------------------- -----------


      (1) consists of 517,105 shares of Series B Convertible Redeemable Preferred Stock convertible into the 8,226,665 shares of common stock as described above.

      (2) selected shareholders of Series A Preferred Shares have provided Mr. Gelman pursuant to an irrevocable proxy, the right to vote shares representing an additional 15.60% of the Company's common stock, giving Mr. Gelman a 32.09% voting interest (the "Irrevocable Proxy").

      *     Less than one percent.

3.     CHANGES IN CONTROL

      Pursuant to the Exchange Agreement with the Shareholders, the Company acquired all the outstanding capital stock of Alliance. The Company issued 1,551,314 shares of its Series B Preferred Shares to the Shareholders as consideration and in exchange for all of Alliance's outstanding capital stock, as a result of which the Company now wholly owns Alliance.

      In addition, in connection with the closing of the Exchange Agreement the Company received $2,884,171 in net proceeds from the sale of its Series A Preferred Shares in the Offering. The Company also obtained debt conversion agreements from all its outstanding note holders such that all outstanding debt of the Company was extinguished either through the conversion of such debt into Series A Preferred Shares or through cash payments.

      As a condition to the closing of the Exchange Agreement, the Company obtained debt conversion agreements from all its outstanding note holders such that all outstanding debt of the Company was extinguished either through the conversion of such debt into Series A Preferred Shares or through cash payments.

      The Shareholders have agreed to vote their shares of the Company's common stock that they are entitled to vote in favor of (i) increasing the number of authorized shares of common stock of the Company from 50,000,000 to 4,400,000,000; and (ii) a reverse stock split of the Company's common stock of one share for forty-four shares outstanding immediately following the increase in authorized shares of the Company's common stock from 50,000,000 to 4,400,000,000 and the conversion of the Series A and Series B Preferred Shares.

      After giving effect to the transactions contemplated by the Exchange Agreement, the reverse split, the Offering and to the conversion of all the Series A Preferred Shares and the Series B Preferred Shares, but not giving effect to warrants issued to the Placement Agent in connection with the Offering, the Shareholders own approximately 24,679,995 shares of common stock or 48% of the outstanding common stock of the Company, investors in the Offering own approximately 18,685,005 shares of common stock (36%), investors converting outstanding debt in the Offering own approximately 6,135,000 shares of common stock (12%), the Placement Agent own 1,720,505 shares of common stock (3%) and shareholders who owned the approximately 22,000,000 pre-split shares outstanding prior to the Offering own approximately 500,000 post-split shares or 1%. Investors in the Offering paid the equivalent of $.005 per share of common stock on an as converted pre-split basis (or $.22 on a post-split basis).

      In connection with the Exchange Agreement, the Shareholders have agreed not to dispose of any of their Series B Preferred Shares (or any of their shares of the Company's common stock received by them upon conversion of the Series B Preferred Shares) for a period of one year from the closing of the Exchange Agreement.

      The Shareholders, including Jay Gelman who was appointed Chief Executive Officer, each owns 517,105 shares of Series B Preferred Stock representing 15.91% of the total shares entitled to vote. Holders of Series A Preferred Shares who collectively own the right to vote approximately 16% of the Company's common stock have granted to Jay Gelman the Irrevocable Proxy to vote their shares in all matters, so that Mr. Gelman will have the power to vote in the aggregate approximately 32% of the Company's common stock. Mr. Gelman and the two other Shareholders have the aggregate power to vote approximately 64% of the Company's common stock and control the Company.

DIRECTORS AND EXECUTIVE OFFICERS

      We anticipate that on or about August 20, 2004, at least ten days after the delivery of this Information Statement to our shareholders, the directors of the Company will be Jay Gelman, Andre Muller and Thomas Vitiello, in addition to Hubert Powell who serves currently.

      The following tables set forth information regarding the executive officers and directors, after giving effect to the appointments of Jay Gelman, Andre Muller and Thomas Vitiello:

DIRECTORS:

Name of Director             Age
----------------             ---
Humbert B. Powell*           63
Jay Gelman                   43
Andre Muller                 39
Thomas Vitiello              43

EXECUTIVE OFFICERS:

Name of Officer      Age    Office
----------------     ---    ------
Jay Gelman            43    Chief Executive Officer
Andre Muller          39    Chief Operating Officer
George Mellides       62    Chief Financial Officer

      *     Mr. Powell is a current Director of the Company.


HUMBERT B. POWELL III, DIRECTOR, 63

      Humbert Powell has been a Managing Director at Sanders Morris Harris, a regional investment-banking firm headquartered in Houston, Texas, with a branch in New York City, since November 1996. Mr. Powell is a trustee of Salem International University.

JAY GELMAN, DIRECTOR AND CHIEF EXECUTIVE OFFICER, 43

      Jay Gelman in 1988 co-founded L & J Marketing, Inc. d/b/a Alliance Distributors, a regional video game software and hardware distributor based in College Point, NY. He served as President, until December of 1997 when Alliance was sold to Take-Two Interactive Software, Inc. From 1998 until 2003, Mr. Gelman was employed by Track Data Corporation (NASDAQ: TRAC) where he served as a director and as Executive Vice President. In 2003, Mr. Gelman joined Mr. Muller to found Alliance Distributors, Inc. (name later changed to AllianceCorner Distributors Inc.), and he has served as its President and Chief Executive Officer since that date. Since the acquisition by the Company of AllianceCorner on June 29, 2004, Mr. Gelman has also served as Chief Executive Officer of the Company.

ANDRE MULLER, DIRECTOR AND CHIEF OPERATING OFFICER, 39

      For more than five years prior to 2003 Andre Muller was employed as a General Manager by Take-Two Interactive Software. In 2003 Mr. Muller joined Mr. Gelman Muller to found Alliance Distributors, Inc., and he has served as its Chief Operating Officer since that date. Since the acquisition by the Company of AllianceCorner on June 29, 2004, Mr. Muller has also served as chief operating officer of the Company.

THOMAS VITIELLO, DIRECTOR, 42

      For more than five years, Mr. Vitiello has been the president of VIT Trading, Inc., a trader in precise metals. He graduated from NYU with a BS in Finance in 1985.

GEORGE MELLIDES, CHIEF FINANCIAL OFFICER, 62

      Mr. Mellides has served as the Company's Acting Chief Financial Officer since March 24, 2003. Previously, from May 2000 to February 2003, Mr. Mellides served as Chief Financial Officer of James Barclay Alan, a small-cap Investment Banking Company. From January 1999 to April 2000 he served as Chief Financial Officer of Dreman Value Management, Investment Advisors.

TERM OF OFFICE

      The Company's Directors are appointed for a one-year term to hold office until the next annual meeting of shareholders. Our officers serve at the pleasure of the Board of Directors.

MEETINGS OF THE BOARD AND COMMITTEES

      The Board of Directors of the Company held no formal meetings during the year ended December 31, 2003. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. During the 2003 fiscal year the board acted by unanimous written consent four times.

COMMITTEES

      The Company does not have standing audit, nominating and compensation committees of the Board of Directors, or a committee performing similar functions. Management of the Company does not believe that it would be in the best interests at this time to retain independent directors to sit on an audit committee, nominating or compensation committee. The entire board of directors participates in the director nomination and compensation process. The board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by stockholders. The entire board will consider any person nominated by stockholders that is reputable and that has experience in the industry in which the Company operates or has business experience in general. The board will also consider the extent of any nominee's educational background in deciding whether to nominate a person for a directorship position. The board of directors does not pay any fee to third parties for helping it nominate or evaluate director candidates and it does not obtain such services from any third party.

      As the Company does not currently have an audit committee, the board of directors has not made a determination as to whether any members of the board qualify as an "audit committee financial expert" as the Securities and Exchange Commission has defined that term in Item 401 of Regulation S-B.

      The board of directors believes that following the transactions contemplated in this Schedule 14F-1 one of its directors, Humbert B. Powell III, will be independent based on the Rule 4200 of the National Association of Securities Dealers' listing standards.

SIGNIFICANT EMPLOYEES

      We have no significant employees other than the officers and directors described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

      The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934; BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by Securities Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. We believe that in fiscal year 2003, no Forms 3, 4 or 5 were required to be filed by any of the Company's executive officers, directors or owners of ten percent of the Company's equity securities.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table sets forth certain information for all services rendered during the 2003, 2002 and 2001 fiscal years for the Company's highest paid executive officers, directors and those individuals who earned in excess of $100,000 during the Company's fiscal year ended December 31, 2003. No other compensation was paid to any such officer or directors other than the cash and stock option compensation set forth below.


                                 Fiscal Year Ended
Name and Principal Position        December 31,       Annual Compensation Salary

Steven T. Francesco,                   2003                        $0
Chief Executive Officer                2002                     $127,000
                                       2001                        $0

      Following the resignation of Mr. Francesco as Chief Executive Officer after February 5, 2003, the company had no Chief Executive Officer or President for the remainder of the fiscal year 2003 and no other officers or employees that were compensated in excess of $100,000 during the fiscal years ended
December 31, 2001, 2002 and 2003. During the fiscal year ended December 31, 2002, the Company had three chief executive officers. Frank Drechsler served as chief executive officer until our business combination with ER LLC on June 20, 2002. Mr. Drechsler did not earn or receive any compensation for services he rendered. Following the business combination, Humbert Powell, III acted as chief executive officer until July 1, 2002. Mr. Powell did not earn or receive any compensation for services he rendered in such capacity. Steven T. Francesco served as chief executive officer from July 1, 2002 until February 5, 2003. From February 5, 2003 until December 31, 2003, John Gentile served as principal executive officer.

EMPLOYMENT AGREEMENT

      The Company has a two year employment agreement (the "Employment Agreement") effective as of July 1, 2004 with Jay Gelman, the Company's Chief Executive Officer. The Employment Agreement provides for annual compensation of $300,000 for the first year and $350,000 annually thereafter. The Employment Agreement also provides for the Board of Directors to award bonuses to Mr. Gelman in an amount equal to his salary. In the event of a termination of Mr. Gelman's employment by the Company other than for Cause, as defined under the Employment Agreement, or by Mr. Gelman for Good Reason, as defined under the Employment Agreement, Mr. Gelman shall be entitled to a lump sum equal to three times his base salary for the period from the date of termination through June 30, 2006. The Employment Agreement contains a twelve month non-compete provision effective following termination, except for termination by the Company other than for Cause, or Good Reason by Mr. Gelman. The Employment Agreement also contains customary confidentiality provisions.

STOCK OPTION PLANS;  STOCK  OPTION/STOCK  APPRECIATION  RIGHT GRANTS;  AGGREGATE
STOCK OPTION/STOCK APPRECIATION RIGHT EXERCISES AND FISCAL YEAR END STOCK OPTION/STOCK APPRECIATION RIGHT VALUES; REPORT ON REPRICING OF STOCK OPTIONS/STOCK APPRECIATION RIGHTS.

      The Company's 2001 Stock Incentive Plan (the "Plan") authorizes the grant of options to purchase up to 3,500,000 pre-split shares of Common Stock. As of August 6, 2004, 3,265,000 options to purchase 3,265,000 pre-split shares of the Company's common stock were available for grant under the Plan.




Dated: August 10, 2004                   By Order of the Board of Directors
                                         ESSENTIAL REALITY, INC.

                                         By: /s/ Jay Gelman
                                             -------------------------------
                                             JAY GELMAN